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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                SCHEDULE 13E-4
                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                                Amendment No. 1
                               (Final Amendment)
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                               KOO KOO ROO, INC.
                               (Name of Issuer)
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                               KOO KOO ROO, INC.
                     (Name of Person(s) Filing Statement)
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         $5.70 Warrants to Purchase Common Stock expiring May 31, 1998
         $5.75 Warrants to Purchase Common Stock expiring May 31, 1998
                       (Titles of Classes of Securities)
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                                     None
                   (CUSIP Numbers of Classes of Securities)
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                                Robert F. Kautz
                            Chief Financial Officer
                    11075 Santa Monica Boulevard, Suite 225
                         Los Angeles, California 90025
                                (310) 479-2080

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                  Copies to:

Ronald Garber, Esq.                           Cynthia A. Rotell, Esq.
Koo Koo Roo, Inc.                             Latham & Watkins
11075 Santa Monica Boulevard                  633 West Fifth Street
Suite 225                                     Los Angeles, California 90071-2007
Los Angeles, California 90025                 (213) 485-1234
(310) 479-2080

                                October 9, 1996
    (Date Tender Offer First Published, Sent or Given to Security Holders)
                           CALCULATION OF FILING FEE
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                                                           Amount of
                               Transaction valuation*      filing fee
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                                    $2,395,726              $480**

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* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended. Assumes the purchase of all 1,669,362 outstanding Warrants at the tender offer price of $2.00 per Warrant.
** The filing fee was paid with the initial filing of the Schedule 13e-4 on October 8, 1996.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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     This Amendment No. 1 (Final Amendment), dated November 13, 1996, amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 dated October 9, 1996 (the "Schedule 13E-4") of Koo Koo Roo, Inc., a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission in connection with the Company's offer to purchase any and all of each of the Company's $5.70 Warrants to Purchase Common Stock expiring May 31, 1998 and $5.75 Warrants to Purchase Common Stock expiring May 31, 1998 (collectively, the "Warrants"), at a price net to the seller in cash, without interest thereon of $2.00 per Warrant, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated October 9, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 13E-4 and incorporated by reference therein.

     Item 8 of the Schedule 13E-4 is hereby supplemented and amended by adding the following:

ITEM 8.  ADDITIONAL INFORMATION

     At 12:00 midnight, New York City time, on Thursday, November 7, 1996 (the "Expiration Date"), the Offer expired. Based on the information provided by Ronald Garber, Esq. (the "Depositary"), a total of 802,256 Warrants were validly tendered and not withdrawn, including Warrants for which certificates were delivered to the Depositary pursuant to the guaranteed delivery procedure set forth in the Offer to Purchase. The Company accepted for purchase all of such Warrants.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 1996          KOO KOO ROO, INC.


                                  By: /s/ Robert F. Kautz
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                                  Name:   Robert F. Kautz
                                  Title:  Chief Financial Officer